UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): September 6, 2023

BLACKROCK CAPITAL INVESTMENT CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	814-00712	20-2725151
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification Number)

50 Hudson Yards
New York, NY 10001
(Address of principal executive offices)

(212) 810-5800
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value	BKCC	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

ITEM 1.01.	ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

Agreement and Plan of Merger

On September 6, 2023, BlackRock Capital Investment Corporation, a Delaware corporation (NASDAQ: BKCC) (“BCIC”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with BlackRock TCP Capital Corp., a Delaware corporation (NASDAQ: TCPC) (“TCPC”), Project Spurs Merger Sub, LLC, a Delaware limited liability company and wholly-owned indirect subsidiary of TCPC (“Merger Sub”), and, solely for the limited purposes set forth therein, (x) BlackRock Capital Investment Advisors, LLC, a Delaware limited liability company and investment adviser to BCIC (“BCIA”), and (y) Tennenbaum Capital Partners, LLC, a Delaware limited liability company and investment adviser to TCPC (“TCP”).  The Merger Agreement provides that, subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), BCIC will merge with and into Merger Sub, with Merger Sub continuing as the surviving company and as a wholly-owned subsidiary of Special Value Continuation Partners LLC, a Delaware limited liability company and wholly owned direct consolidated subsidiary of TCPC (the “Merger”).

The boards of directors of both BCIC and TCPC, in each case, on the recommendation of a special committee (such company’s “Special Committee”) comprised solely of all of the independent directors of BCIC or TCPC, as applicable, have approved the Merger Agreement and the transactions contemplated thereby. The parties to the Merger Agreement intend the Merger to be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Merger Consideration

At the Effective Time, each share of common stock, par value $0.001 per share, of BCIC (“BCIC Common Stock”) issued and outstanding immediately prior to the Effective Time (other than shares owned by TCPC or any of its consolidated subsidiaries or by BCIC as treasury stock (the “Cancelled Shares”)) will be converted into the right to receive a number of shares of common stock, par value $0.001 per share, of TCPC (“TCPC Common Stock”) equal to the Exchange Ratio (as defined below), plus any cash (without interest) in lieu of fractional shares.

As of a mutually agreed date no earlier than 48 hours (excluding Sundays and holidays) prior to the Effective Time (such date, the “Determination Date”), each of BCIC and TCPC will deliver to the other a calculation of its net asset value (“NAV”) as of such date (such calculation with respect to BCIC, the “Closing BCIC Net Asset Value” and such calculation with respect to TCPC, the “Closing TCPC Net Asset Value”), in each case using a pre-agreed set of assumptions, methodologies and adjustments. Based on such calculations, the parties will calculate the “BCIC Per Share NAV”, which will be equal to (i) the Closing BCIC Net Asset Value divided by (ii) the number of shares of BCIC Common Stock issued and outstanding as of the Determination Date (excluding any Cancelled Shares), and the “TCPC Per Share NAV”, which will be equal to (A) the Closing TCPC Net Asset Value divided by (B) the number of shares of TCPC Common Stock issued and outstanding as of the Determination Date. The “Exchange Ratio” will be equal to the quotient (rounded to four (4) decimal places) of (i) the BCIC Per Share NAV divided by (ii) the TCPC Per Share NAV, each calculated as of the Determination Date.

BCIC and TCPC will update and redeliver the Closing BCIC Net Asset Value or the Closing TCPC Net Asset Value, respectively, in the event that the closing of the Merger is delayed or there is a more than de minimis change to such calculation between the Determination Date and the closing of the Merger and if needed to ensure that the calculation is determined within 48 hours (excluding Sundays and holidays) prior to the Effective Time.

Representations, Warranties and Covenants

The Merger Agreement contains customary representations and warranties by each of BCIC, TCPC, BCIA and TCP. The Merger Agreement also contains customary covenants, including, among others, covenants relating to the operation of each of BCIC’s and TCPC’s businesses during the period prior to the closing of the Merger. BCIC and TCPC have agreed to convene and hold stockholder meetings for the purpose of obtaining the approvals required of BCIC’s and TCPC’s stockholders, respectively, and have agreed that each of the BCIC board of directors and TCPC board of directors will, subject to certain exceptions, recommend that BCIC and TCPC stockholders, respectively, approve the applicable proposals.

The Merger Agreement provides that each of BCIC and TCPC may not solicit proposals relating to alternative transactions, or, subject to certain exceptions, enter into discussions or negotiations or provide information in connection with any proposal for an alternative transaction. However, the BCIC board of directors may, subject to certain conditions and in some instances payment by the party submitting the superior proposal of a termination fee of approximately $9.4 million, change its recommendation to the stockholders of BCIC, terminate the Merger Agreement and enter into an agreement with respect to a superior proposal if the BCIC Special Committee determines in its reasonable good faith judgment, after consultation with its outside legal counsel and, in the case of financial matters, its financial advisor, that the failure to take such action would be reasonably likely to be inconsistent with the BCIC’s directors’ fiduciary duties under applicable law (taking into account, among other factors, any changes to the Merger Agreement proposed by TCPC). In addition, the TCPC board of directors may, subject to certain conditions and in some instances payment by the party submitting the superior proposal of a termination fee of approximately $22.4 million, change its recommendation to the stockholders of TCPC, terminate the Merger Agreement and enter into an agreement with respect to a superior proposal if the TCPC Special Committee determines in its reasonable good faith judgment, after consultation with its outside legal counsel and, in the case of financial matters, its financial advisor, that the failure to take such action would be reasonably likely to be inconsistent with the TCPC directors’  fiduciary duties under applicable law (taking into account, among other factors, any changes to the Merger Agreement proposed by BCIC).

Conditions to the Merger

Consummation of the Merger, which is expected to occur in the first fiscal quarter of 2024, is subject to certain closing conditions, including (1) requisite approvals of BCIC’s and TCPC’s stockholders, (2) authorization of the shares of TCPC Common Stock to be issued as consideration in the Merger for listing on the Nasdaq Global Select Market, (3) effectiveness of the registration statement for the TCPC Common Stock to be issued as consideration in the Merger, (4) the absence of certain legal impediments to the consummation of the Merger, (5) required regulatory approvals (including expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended), (6) determinations of closing NAV in accordance with the terms of the Merger Agreement, (7) the effectiveness of the Eighth Amendment, by and among BCIC, as borrower, certain of its subsidiaries, as guarantors, the lenders party thereto and Citibank, N.A., as administrative agent, which amends that certain Second Amended and Restated Senior Secured Revolving Credit Facility, dated as of February 19, 2016, and the occurrence of the Extension Amendments Effective Date thereunder and (8) subject to certain exceptions, the accuracy of the representations and warranties and compliance with the covenants of each party to the Merger Agreement.

Termination

The Merger Agreement also contains certain termination rights in favor of BCIC and TCPC, including if the Merger is not completed on or before August 31, 2024 or if the requisite approvals of BCIC or TCPC stockholders are not obtained. The Merger Agreement provides that, upon the termination of the Merger Agreement under certain circumstances, a third party acquiring BCIC may be required to pay TCPC a termination fee of approximately $9.4 million. The Merger Agreement provides that, upon the termination of the Merger Agreement under certain circumstances, a third party acquiring TCPC may be required to pay BCIC a termination fee of approximately $22.4 million.

Expenses

BCIA has agreed to cover 50% of the transaction costs incurred by BCIC in connection with the Merger Agreement and TCP has agreed to cover 50% of the transaction costs incurred by TCPC in connection with the Merger Agreement, in each case, up to an aggregate cap of $6 million (or, if the closing of the Merger does not occur because the requisite approvals of the stockholders of BCIC or TCPC was not obtained, up to an aggregate cap of $3 million).

Management Fee Reduction and Net Investment Income Shortfall Coverage

In connection with the Merger Agreement and subject to completion of the Merger, following the Effective Time, TCP has agreed (i) to reduce the base management fee rate from 1.50% to 1.25% on assets equal to or below 200% of the net asset value of TCPC  (for the avoidance of doubt, the base management fee rate on assets that exceed 200% of the net asset value of TCPC would remain 1.00%) with no change to the basis of calculation, (ii) to waive all or a portion of its advisory fees to the extent the adjusted net investment income of TCPC on a per share basis (determined by dividing the adjusted net investment income of TCPC by the weighted average outstanding shares of TCPC during the relevant quarter) is less than $0.32 per share in any of the first four (4) fiscal quarters ending after the Effective Time (the first of which will be the quarter in which the Effective Time occurs unless it is the last day of the quarter) to the extent there are sufficient advisory fees to cover such deficit and (iii) that, for the purposes of calculating net investment income (as described in clause (ii) above) and certain incentive fee calculations under the post-closing advisory agreement, any amortization or accretion of any purchase premium or purchase discount to interest income or any gains and losses resulting solely from accounting adjustments to the cost basis of  the BCIC assets acquired in the Merger as required under applicable accounting guidance will be excluded.  The waiver amount in clause (ii) above cannot exceed the total advisory fees for any applicable quarter.

General

The foregoing summary description of the Merger Agreement and the transactions contemplated thereby is subject to and qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and the terms of which are incorporated herein by reference.

The Merger Agreement has been filed as Exhibit 2.1 to this Current Report on Form 8-K in order to provide investors and security holders with information regarding its terms. It is not intended to provide any other information about the parties thereto or their respective subsidiaries and affiliates. The Merger Agreement contains representations, warranties, covenants and agreements that were made only for purposes of the Merger Agreement and as of specific dates; were solely for the benefit of the parties to the Merger Agreement (except as may be expressly set forth in the Merger Agreement); may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors and security holders should not rely on such representations, warranties, covenants or agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any of the parties to the Merger Agreement or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties, covenants and agreements may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by the parties to the Merger Agreement.

ITEM 7.01	REGULATION FD DISCLOSURE

On September 6, 2023, BCIC and TCPC issued a joint press release announcing entry into the Merger Agreement. A copy of the press release is furnished herewith as Exhibit 99.1.

On September 6, 2023, BCIC and TCPC provided a joint investor presentation in connection with entry into the Merger Agreement. A copy of the investor presentation is furnished herewith as Exhibit 99.2.

The information disclosed under this Item 7.01, including Exhibits 99.1 and 99.2 hereto, is being “furnished” and is not deemed “filed” by BCIC for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor is it deemed incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Forward-Looking Statements

Some of the statements in this Current Report on Form 8-K constitute forward-looking statements because they relate to future events, future performance or financial condition of BCIC or TCPC or the Merger. The forward-looking statements may include statements as to: future operating results of BCIC and TCPC and distribution projections; business prospects of BCIC and TCPC and the prospects of their portfolio companies; and the impact of the investments that BCIC and TCPC expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this Current Report on Form 8-K involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Merger closing; (ii) the expected synergies and savings associated with the Merger; (iii) the ability to realize the anticipated benefits of the Merger, including the expected accretion to net investment income and the elimination or reduction of certain expenses and costs due to the Merger; (iv) the percentage of BCIC and TCPC stockholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Merger may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that stockholder litigation in connection with the Merger may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment, including the impacts of inflation and rising interest rates; (x) risks associated with possible disruption in the operations of BCIC and TCPC or the economy generally due to terrorism, war or other geopolitical conflict (including the current conflict between Russia and Ukraine), natural disasters or public health crises and epidemics; (xi) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xii) conditions in BCIC’s and TCPC’s operating areas, particularly with respect to business development companies or regulated investment companies; and (xiii) other considerations that may be disclosed from time to time in BCIC’s and TCPC’s publicly disseminated documents and filings. BCIC and TCPC have based the forward-looking statements included in this Current Report on Form 8-K on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although BCIC and TCPC undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that BCIC and TCPC in the future may file with the Securities and Exchange Commission (“SEC”), including the Joint Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

In connection with the Merger, BCIC and TCPC plan to file with the SEC and mail to their respective stockholders a joint proxy statement on Schedule 14A (the “Joint Proxy Statement”), and TCPC plans to file with the SEC a registration statement on Form N-14 (the “Registration Statement”) that will include the Joint Proxy Statement and a prospectus of TCPC. The Joint Proxy Statement and the Registration Statement will each contain important information about BCIC, TCPC, the Merger and related matters. This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF BCIC AND TCPC ARE URGED TO READ THE JOINT PROXY STATEMENT AND REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BCIC, TCPC, THE MERGER AND RELATED MATTERS.

Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and, for documents filed by BCIC, from BCIC’s website at http://www.blackrockbkcc.com.

Participants in the Solicitation

BCIC, its directors, certain of its executive officers and certain employees and officers of BlackRock Capital Investment Advisors, LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about the directors and executive officers of BCIC is set forth in its proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on March 15, 2023. TCPC, its directors, certain of its executive officers and certain employees and officers of  Tennenbaum Capital Partners, LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about the directors and executive officers of TCPC is set forth in its proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2023. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the BCIC and TCPC stockholders in connection with the Merger will be contained in the Joint Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this Current Report on Form 8-K is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in BCIC, TCPC or in any fund or other investment vehicle managed by BlackRock or any of its affiliates.

ITEM 9.01.	FINANCIAL STATEMENTS AND EXHIBITS.

(d) Exhibits.

Exhibit Number	Description

2.1*
Agreement and Plan of Merger among BlackRock Capital Investment Corporation, BlackRock TCP Capital Corp., Project Spurs Merger Sub, LLC and, for the limited purposes set forth therein, BlackRock Capital Investment Advisors, LLC and Tennenbaum Capital Partners, LLC, dated as of September 6, 2023

99.1	Joint press release of BlackRock Capital Investment Corporation and BlackRock TCP Capital Corp., dated as of September 6, 2023

99.2	Joint investor presentation of BlackRock Capital Investment Corporation and BlackRock TCP Capital Corp., dated as of September 6, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Exhibits and schedules to Exhibit 2.1 have been omitted in accordance with Item 601 of Regulation S-K. The registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BLACKROCK CAPITAL INVESTMENT CORPORATION

Date: September 6, 2023	By:	/s/ James E. Keenan
Name: James E. Keenan
Title: Interim Chief Executive Officer and Chairman of the Board

	By:	/s/ Chip Holladay
Name: Chip Holladay
Title: Interim Chief Financial Officer and Treasurer